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                                  UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
                                    FORM 6-K

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   January 28, 2003
                ---------------------

                            DOMAN INDUSTRIES LIMITED
     -----------------------------------------------------------------------
                (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia, Canada V9L 2P9
     -----------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  / X /     Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /           No  / X /

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-_______________________.

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                                             DOMAN INDUSTRIES LIMITED
                                             435 TRUCK ROAD
                                             DUNCAN, BRITISH COLUMBIA
        [DOMAN INDUSTRIES LIMITED LOGO]      CANADA  V9L 2P9

                                             TELEPHONE: (250) 748-3711
                                             FACSIMILE: (250) 748-6045



                            N E W S    R E L E A S E

                            DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

JANUARY 28, 2003 - DUNCAN, BRITISH COLUMBIA. Doman Industries Limited (the "Company") announced today that it has rescheduled the original date for filing its plan of compromise and arrangement with the Supreme Court of British Columbia until later in February, 2003. Discussions are ongoing with the Government of British Columbia surrounding certain regulatory issues affecting the transaction. The Company expects resolution to these issues shortly.

Rick Doman, President & CEO commented, "We appreciate the patience and support that our stakeholders have provided since the Company began the formal process to restructure its business affairs in November, 2002. We have resolved most of the legal and financial issues surrounding the restructuring plan and are continuing to make good progress on the remaining issues with the Provincial Government. In the interim, Doman continues to operate normal business operations, serving its customers and paying its employees and suppliers, without interruption. Today's announcement impacts the timing only. The terms of the restructuring as previously announced, including the treatment of creditors, remains unchanged."


ABOUT DOMAN:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing dissolving sulphite pulp and NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

ON BEHALF OF DOMAN INDUSTRIES LIMITED

(signed)
--------------------------------------------------
P.G. HOSIER, VICE-PRESIDENT, FINANCE AND SECRETARY


FOR FURTHER INFORMATION CONTACT:                      RICK DOMAN (250) 748-3711
                                                  OR P.G. HOSIER (604) 665-6231.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 DOMAN INDUSTRIES LIMITED
                                        ----------------------------------------
                                                       (Registrant)

Date    January 28, 2003                By        /s/ Philip G. Hosier
     ------------------------------       --------------------------------------
                                                     (Signature) *

Philip G. Hosier, Vice President, Finance and Secretary
---------------------------------------------------------------------
* Print the name and title under the signature of the signing officer


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